EXHIBIT 99.1

Magal Security Systems Ltd. Reports
second quarter 2019 Financial Results

YEHUD, ISRAEL, August 15, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and six months ended June 30, 2019. Management will hold an investors’ conference call later today (at 10:00 am Eastern Time) to discuss the results.
 SECOND QUARTER 2019 HIGHLIGHTS
•	Revenue of $19.7 million, 38% of which were product revenues, versus 31% of revenues in Q2 last year
•	Operating income of $0.2 million and net loss of $0.3 million
•	EBITDA of $0.7 million
•	Quarter-end net cash at $52.2 million

MANAGEMENT COMMENT
Commenting on the results, Mr. Dror Sharon, CEO of Magal, said, “We are pleased with the overall trends in our product revenues in the first half of the year, which have grown year-over-year since 2017. Furthermore, we are successfully executing on our strategy of expanding sales in strategic verticals. Our new oil & gas and logistics & transportation verticals are seeing increased interest from both existing and potential customers.”
“With regard to revenues from projects, in the second quarter of this year we experienced a general delay in tenders for new security projects in Latin America and Canada, mainly due to budget and political reasons, related to our core verticals in these territories. This had a significant impact on our results during the first half of the year compared to 2018. With that said, looking to the years ahead, we have a strong projects backlog and our pipeline is more geographically and vertically diverse than last year. We are also pleased that our project business in other geographies, including Israel, Africa and Spain performed well this quarter.”
SECOND QUARTER 2019 RESULTS
Revenues were $19.7 million, a decrease of 22% compared with revenues of $25.3 million in the second quarter of 2018.
Revenues from projects represented approximately 62% of total revenues, while revenues from products represented approximately 38% of total revenues. Revenues from projects and products decreased by approximately 31% and 4%, respectively, year over year.
Gross profit was $8.4 million, or 42.6% of revenues, compared with gross profit of $11.1 million, or 43.6% of revenues, in the second quarter of 2018. The change in gross margin between quarters is a function of the revenue mix in the particular quarter and the volume of revenues.
Operating income was $0.2 million compared to operating income of $2.1 million in the second quarter of 2018.
Financial expenses were $0.4 million compared to financial income of $0.5 million in the second quarter of 2018. This is mainly driven by the strong depreciation of the US dollar against the New Israeli shekel and the Canadian dollar during the second quarter, lowering the value of the Company’s US dollar denominated monetary assets and thus leading to a higher level of non-cash financial expenses.
Net loss attributable to Magal shareholders' was $0.2 million, or $0.01 per share, compared with net income of $1.7 million, or $0.08 per share in the second quarter of 2018.

EBITDA was $0.7 million compared with $2.6 million in the second quarter of 2018.
Cash, short term deposits and restricted deposits, net of bank debt, as of June 30, 2019, was $52.2 million, or $2.26 per share, compared with cash and short term deposits, net of bank debt, of $55.0 million, or $2.38 per share, at December 31, 2018.

INVESTORS’ CONFERENCE CALL INFORMATION:
The Company will host a conference call later today, August 15, 2019, at 10am Eastern Time and 5pm Israel time.
To participate, please call one of the following teleconferencing numbers:
US: 1 888 668 9141; Israel: 03 918 0610; UK: 0 800 917 5108; Intl.: +972 3 918 0610
A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.
Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	% change	2019	2018	% change
Revenue	19,697	25,348	(22)	40,887	42,603	(4)
Cost of revenue	11,305	14,286	(21)	23,524	23,985	(2)

Gross profit	8,392	11,062	(24)	17,363	18,618	(8)
Operating expenses:
Research and development, net	1,694	1,822	(7)	3,548	3,427	4
Selling and marketing	4,238	4,875	(13)	8,508	9,108	(7)
General and administrative	2,265	2,288	(1)	4,641	3,973	16
Total operating expenses	8,197	8,985	(9)	16,697	16,508	1

Operating income	195	2,077		666	2,110
Financial income (expenses), net	(363)	522		(1,094)	639

Income (loss) before income taxes	(168)	2,599		(428)	2,749

Taxes on income	134	696		537	1,013

Net income (loss)	(302)	1,903		(965)	1,736

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	(66)	173		(176)	173

Net income (loss) attributable to Magal shareholders'	(236)	1,730		(789)	1,563

Basic net income (loss) per share	$(0.01)	$0.08		$(0.03)	$0.07

Diluted net income (loss) per share	$(0.01)	$0.07		$(0.03)	$0.07

Weighted average number of shares used in computing basic net income (loss) per share	23,146,823	23,042,346		23,104,160	23,037,456

Weighted average number of shares used in computing diluted net income (loss) per share	23,146,823	23,286,703		23,104,160	23,318,174

	Three Months Ended June 30,		Six Months Ended June 30,
	2019%	2018%	2019%	2018%

Gross margin	42.6	43.6	42.5	43.7
Research and development, net as a % of revenues	8.6	7.2	8.7	8.0
Selling and marketing as a % of revenues	21.5	19.2	20.8	21.4
General and administrative as a % of revenues	11.5	9.0	11.4	9.3
Operating margin	1.0	8.2	1.6	5
Net margin	-	7.5	-	4.1

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

GAAP Net income (loss)	(302)	1,903	(965)	1,736
Less:
Financial income (expenses), net	(363)	522	(1,094)	639
Taxes on income	134	696	537	1,013
Depreciation and amortization	(521)	(499)	(1049)	(976)
EBITDA	716	2,576	1,715	3,086

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2019	2018
CURRENT ASSETS:
Cash and cash equivalents	$42,016	$38,665
Short-term bank deposits	7,014	13,150
Restricted deposits	3,208	3,135
Trade receivables, net	14,481	14,176
Unbilled accounts receivable	4,967	6,050
Other accounts receivable and prepaid expenses	3,774	4,126
Inventories	13,795	13,863

Total current assets	89,255	93,165

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	165	146
Severance pay fund	1,292	1,289
Deferred tax assets	3,529	3,459

Total long-term investments and receivables	4,986	4,894

PROPERTY AND EQUIPMENT, NET AND OPERATING LEASE RIGHT-OF-USE ASSETS	10,806	6,347

GOODWILL AND INTANGIBLE ASSETS, NET	15,541	14,765

TOTAL ASSETS	$120,588	$119,171

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2019	2018

CURRENT LIABILITIES:

Trade payables	$5,320	$6,359
Customer advances	7,343	10,170
Deferred revenues	1,876	2,387
Other accounts payable and accrued expenses	12,572	13,226
Short-term operating lease liabilities	1,028	-

Total current liabilities	28,139	32,142

LONG-TERM LIABILITIES:
Deferred revenues	1,232	1,344
Deferred tax liabilities	181	182
Accrued severance pay	2,209	2,181
Long-term operating lease liabilities	3,193	-
Other long-term liabilities	255	351

Total long-term liabilities	7,070	4,058

Redeemable non-controlling interest	1,731	1,755

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2019 and December 31, 2018; Issued and outstanding: 23,153,985 shares at June 30, 2019 and 23,049,639 shares at December 31, 2018	6,750	6,721
Additional paid-in capital	94,874	94,205
Treasury shares	(375)	-
Accumulated other comprehensive loss	(935)	(1,827)
Foreign currency translation adjustments (stand alone financial statements)	4,816	2,795
Accumulated deficit	(21,467)	(20,678)

Total shareholders' equity	83,663	81,216
Non-controlling interest	(15)	-

TOTAL SHAREHOLDERS' EQUITY	83,648	81,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$120,588	$119,171